Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-135453

Prospectus Supplement to Prospectus Dated April 29, 2009.

210,784 Shares The Goldman Sachs Group, Inc. Common Stock

This prospectus supplement relates to the offer and sale from time to time of 210,784 shares of common stock of The Goldman Sachs Group, Inc. by the selling shareholders described in this prospectus supplement, or the “Selling Shareholders”, at prices and on terms that will be determined at the time of the offering.

The Selling Shareholders beneficially own, in the aggregate, less than 1% of the outstanding shares of common stock.

The Goldman Sachs Group, Inc. will not receive any proceeds from the offerings made pursuant to this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in the common stock.

The common stock is listed on the New York Stock Exchange under the ticker symbol “GS”. The last reported sale price for The Goldman Sachs Group, Inc.’s common stock on April 28, 2009 was $120.67 per share.

See “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 28, 2008, which is incorporated by reference in the accompanying prospectus, to read about factors you should consider before buying shares of the common stock.

The common stock is not an obligation of any of our bank or nonbank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.

Prospectus Supplement dated April 29, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes terms of the common stock to be offered and sold by the Selling Shareholders (as defined below). The section “Description of Capital Stock of The Goldman Sachs Group, Inc.” beginning on page 3 of the accompanying prospectus, dated April 29, 2009 (the “accompanying prospectus”), gives more general information about the common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference under “Available Information” in the accompanying prospectus carefully, especially “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 28, 2008. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “Goldman Sachs” mean The Goldman Sachs Group, Inc., together with its consolidated subsidiaries and affiliates.

SELLING SHAREHOLDERS

All the shares of common stock offered by this prospectus supplement are being offered by a number of shareholders that we refer to as the “Selling Shareholders”. Each Selling Shareholder is, or was, a limited partner in the Goldman Sachs 2002 Exchange Place Fund, L.P. (the “Fund”). The shares of common stock being offered by this prospectus supplement will be distributed by the Fund to the Selling Shareholders pursuant to the Fund’s limited partnership agreement and are being registered for resale pursuant to the terms of an agreement between The Goldman Sachs Group, Inc. and the Fund.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus supplement. We will not receive any proceeds from an offering contemplated by this prospectus supplement and we will pay all expenses, estimated to be approximately $70,000, relating to the registration of the shares of common stock.

VALIDITY OF THE COMMON STOCK

The validity of the shares has been passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell LLP, New York, New York.

Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the shares described in this prospectus supplement.

EXPERTS

The financial statements of Goldman Sachs incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended November 28, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 28, 2008 incorporated by reference in the accompanying prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely upon any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

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About this Prospectus Supplement	S-2
Selling Shareholders	S-2
Use of Proceeds	S-2
Validity of the Common Stock	S-2
Experts	S-2

Prospectus dated April 29, 2009

210,784 Shares

The Goldman Sachs
Group, Inc.

Common Stock

Goldman, Sachs & Co.